At an Annual Meeting of Shareholders of the Funds held on July 20,2001, shareholders approved the following proposal:

     To approve a new advisory agreement between Strong Capital Management, Inc. and Strong Short-Term Global Bond Fund, Inc. on behalf of:

                                                  For           Against
     Strong Advisor Aggressive High-Yield     305,267.564      2,323.000
     Bond Fund
     Strong Advisor Short Duration Bond      2,013,939.666    278,345.869
     Fund

                                               Abstain        Broker non-votes
     Strong Advisor Aggressive High-Yield      2,134.000        208,767.000
     Bond Fund
     Strong Advisor Short Duration Bond       58,967.961        466,143.000
     Fund